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                                                      OMB APPROVAL
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------                                            OMB Number: 3235-0362
FORM 5                                         Expires:  December 31, 2001
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                                               hours per response .... 1.0
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/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/X/ Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
  Bonn             Edward              J.         New Frontier Media, Inc. (NOOF)               Issuer (Check all applicable)
---------------------------------------------------------------------------------------------    X  Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
 15303 Ventura Blvd., Suite 1070                  Person (Voluntary)        March 2002          ----        title ---       below)
-------------------------------------------                               -------------------               below)
                 (Street)                                                 5. If Amendment,    7. Individual or Joint/Group Reporting
                                                                             Date of Original          (Check applicable line)
                                                                             (Month/Year)         X  Form Filed by One Reporting
                                                                                                 ----  Person
                                                                                                     Form Filed by More than One
 Sherman Oaks        CA               91403                                                      ----  Reporting Person*
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                     01/01/02       J4(1)  40,000      D                     3,995,500              I            (2)
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                                                                                            52,973              D
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                                                                                                                              (Over)

*Reminder: Report on a separate line for each class of securities benefically owned directly or indirectly.
                                                                               (Print or Type Responses)             SEC 2270 (3/91)

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (l)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Explanation of Responses:

(1) This entry represents the vesting of shares that were awarded by Response
Telemedia, Inc. ("RTI") to certain employees or consultants of RTI pursuant to the "Response Telemedia, Inc. Phantom Stock Plan" in order to provide certain employees or consultants of RTI with additional performance incentives and benefits.

(2) These shares are owned by (i) BEF, LLC (3,375,000 shares) and (ii) RTI
(620,500 shares). Edward Bonn is the sole manager of BEF, LLC and the members of BEF, LLC are trusts established for the benefit of Mr. Bonn and his heirs. Mr.
Bonn is the President and principal stockholder of RTI.





**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.       /S/ EDWARD J. BONN           4-12-02
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note: File three copies of this Form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 2270 (3/91)
